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Exhibit 99.9

SECTION 1350 CERTIFICATIONS

        Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Fairfax Financial Holdings Limited (the "Company"), hereby certifies, to such officer's knowledge, that:

        The Annual Report on Form 40-F for the year ended December 31, 2015 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ V. Prem Watsa V. Prem Watsa Chairman and Chief Executive Officer Date: March 11, 2016

A signed original of this written statement required by Section 906 has been provided to Fairfax Financial Holdings Limited and will be retained by Fairfax Financial Holdings Limited and furnished to the Securities and Exchange Commission or its staff upon request.

        Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Fairfax Financial Holdings Limited (the "Company"), hereby certifies, to such officer's knowledge, that:

        The Annual Report on Form 40-F for the year ended December 31, 2015 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David Bonham David Bonham Vice President and Chief Financial Officer Date: March 11, 2016

A signed original of this written statement required by Section 906 has been provided to Fairfax Financial Holdings Limited and will be retained by Fairfax Financial Holdings Limited and furnished to the Securities and Exchange Commission or its staff upon request.

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  Exhibit 99.9
SECTION 1350 CERTIFICATIONS